SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 21, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD 886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

ChipMOS AND Novatek EXTEND LONG-TERM AGREEMENT

Hsinchu, Taiwan, July 21, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq:IMOS) announced today that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), has extended its long-term agreement with Novatek Microelectronics Corp., Ltd. (“Novatek”) through 2008. The two companies have worked together since 2003.

Under the new contract, Novatek has revised its future requirements of Tape-Carrier-Package/Chip-On-Film (“TCP/COF”) with significant increasing numbers of demand to ChipMOS and will shift additional percentage increases of Chip-On-Glass (“COG”) business to ChipMOS. ChipMOS Taiwan commits to reserving the required capacity for LCD Driver IC assembly and testing services for Novatek until the end of 2008.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Novatek is a global leader in the LCD driver IC market and an important strategic customer to ChipMOS. We are pleased to extend our long-term, mutually beneficial relationship. We remain committed to providing the vertically integrated testing and assembly services that have made our relationship a success.”

About Novatek Microelectronics Corp., Ltd.

Founded in May 1997 and formally known as UMC Commercial Product Division, Novatek specializes in the R&D, design, manufacture management, and sale services of ICs. It has since its inception been accurately capturing industry trends and actively engaging itself in product line transformation based on the philosophy of innovation, quality, and service, thereby successfully becoming an IC design house with display and image processing technologies as the axis. Its product range encompasses LCD driver and controller ICs, video display, commercial and IM products. In order to increase technological advantages and competitiveness, it has recently extended its field of expertise to encompass the digital video and digitized image sectors and is gradually shifting towards single chip solutions of high added value.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.